Exhibit 99.13

IsoEnergy Exercises Put Option to Strengthen Partnership with Purepoint

Toronto, Ontario – January 15, 2025 – IsoEnergy Ltd. (TSX: ISO) (OTCQX: ISENF) (“IsoEnergy”) and Purepoint Uranium Group Inc. (TSXV: PTU) (OTCQB: PTUUF) (“Purepoint”) are pleased to announce that IsoEnergy has exercised its put option (“Put Option”) under the terms of their joint venture (the “Joint Venture”), as announced in a press release dated December 19, 2024. With this strengthened partnership, both companies are now strategically positioned to collaboratively advance the exploration of 10 highly prospective uranium projects spanning over 98,000 hectares in the eastern Athabasca Basin, renowned as one of the world’s most prolific uranium districts.

The exercise of the Put Option establishes a balanced 50/50 ownership structure for the Joint Venture, with Purepoint acquiring 10% of IsoEnergy’s JV interest in exchange for 4 million shares, enhancing IsoEnergy’s exposure to Purepoint’s diverse portfolio and partnerships, including:

•	Hook Lake Joint Venture: In partnership with Cameco and Orano, this project is strategically located on the western side of the Athabasca Basin, along the same trend as Fission Uranium’s Triple R and NexGen’s Arrow deposits. Notably, the Spitfire discovery within this joint venture returned 10.3% U₃O₈ over 10.0 metres;

•	Smart Lake Joint Venture: In partnership with Cameco, this project is situated on the western side of the Athabasca Basin, approximately 18 km west-northwest of Hook Lake and 60 km south-southwest of Orano’s historic Cluff Lake Mine. Drilling at Smart Lake intersected 15.4 meters of 147 ppm U at just 200 metres below surface. Purepoint recently announced a $1.2 million drill program for this project; and

•	Denare West VHMS Project: Optioned to Foran Mining, this project is strategically located in east-central Saskatchewan, adjacent to and along the same trend as Foran’s flagship McIlvenna Bay Project.

Philip Williams, CEO of IsoEnergy, commented, "The transition to a 50/50 partnership aligns our interests and strengthens our collaboration as we advance some of the most promising uranium assets in the Athabasca Basin. By increasing our equity position in Purepoint, IsoEnergy enhances its exposure to a diverse and strategically valuable portfolio, with a view to ensuring we are positioned to capitalize on their broader exploration successes. IsoEnergy’s equity portfolio is now worth approximately $40 million including positions in Nexgen Energy Ltd., Premier American Uranium Inc., Atha Energy Corp., Jaguar Uranium Corp., Future Fuels Inc., and Purepoint Uranium Group Inc.1 "

Chris Frostad, President and CEO of Purepoint, added, "IsoEnergy’s decision to exercise their Put Option underscores the strength of our partnership and the potential of our Joint Venture projects. We believe that together, as equal partners, we are uniquely positioned to advance these high-value assets while leveraging the financial and operational strengths that come from our collaboration."

Under the terms of the Put Option, IsoEnergy will receive 4,000,000 common shares of Purepoint (“PTU Shares”) in exchange for 10% of IsoEnergy’s interest the Joint Venture, increasing IsoEnergy’s ownership in Purepoint to 11.4%. Following the exercise of the Put Option, IsoEnergy owns an aggregate of 7,333,334 PTU Shares and 3,333,334 warrants to acquire PTU Shares, representing approximately 11.41% of the issued and outstanding PTU Shares on a non-diluted basis, and approximately 15.78% of the issued and outstanding PTU Shares on a partially diluted basis, assuming the exercise of the warrants held by IsoEnergy.

1 IsoEnergy’s equity holdings are reported as of market close on January 9, 2025, and includes a $7.5 million investment in Future Fuels Inc., that is expected to be completed in January 2025.

The Joint Venture remains a cornerstone of both companies’ exploration strategies. This equal partnership ensures full alignment and a shared commitment to driving uranium discoveries across one of the world’s most prolific uranium districts.

About IsoEnergy Ltd.

IsoEnergy is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S. and Australia at varying stages of development, providing near-, medium- and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East project in Canada's Athabasca basin, which is home to the Hurricane deposit, boasting the world's highest-grade indicated uranium mineral resource.

IsoEnergy also holds a portfolio of permitted past-producing, conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels. These mines are currently on standby, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

About Purepoint Uranium Group Inc.

Purepoint Uranium Group Inc. (TSXV: PTU) (OTCQB: PTUUF) is a focused explorer with a dynamic portfolio of advanced projects within the renowned Athabasca Basin in Canada. The most prospective projects are actively operated on behalf of partnerships with industry leaders including Cameco Corporation, Orano Canada Inc. and IsoEnergy Ltd.

Additionally, the Company holds a promising VHMS project currently optioned to and strategically positioned adjacent to and on trend with Foran Corporation’s McIlvena Bay project. Through a robust and proactive exploration strategy, Purepoint is solidifying its position as a leading explorer in one of the globe’s most significant uranium districts.

Qualified Person Statement

The scientific and technical information contained in this news release relating to Purepoint was reviewed and approved by Scott Frostad BSc, MASc, PGeo, Purepoint’s Vice President, Exploration , who is the Qualified Person responsible for technical content of this release.

For further information, please contact:

IsoEnergy Ltd.

Philip Williams, CEO and Director

(833) 572-2333

info@isoenergy.ca

www.isoenergy.ca

Purepoint Uranium Group Inc.

Chris Frostad, President and CEO

(416) 603-8368

cfrostad@purepoint.ca

www.purepoint.ca

Neither the Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accepts responsibility for the adequacy or accuracy of this Press release.

Disclosure regarding forward-looking statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. This forward-looking information may relate to the anticipated benefits of the Joint Venture to the parties and their respective shareholders; the expected ownership interests of IsoEnergy and Purepoint in the Joint Venture; the prospects of each company’s respective projects, including mineralization of each project; the potential for, success of and anticipated timing of commencement of future exploration and development of the Joint Venture projects; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, the accuracy of management’s assessment of the anticipated benefits of the Joint Venture; the anticipated mineralization of IsoEnergy’s and Purepoint’s projects being consistent with expectations and the potential benefits from such projects and any upside from such projects; the price of uranium; that general business and economic conditions will not change in a materially adverse manner; that financing will be available if and when needed and on reasonable terms; and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Joint Venture’s planned activities will be available on reasonable terms and in a timely manner. Although each of IsoEnergy and Purepoint have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy and Purepoint with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy and Purepoint, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: the inability of the Joint Venture to realize the benefits anticipated from the Joint Venture and the timing to realize such benefits; changes to IsoEnergy’s and/or Purepoint’s current and future business plans and the strategic alternatives available thereto; growth prospects and outlook of Purepoint’s business; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in each of IsoEnergy’s and Purepoint’s most recent annual management’s discussion and analyses or annual information forms and IsoEnergy’s and Purepoint’s other filings with the Canadian securities regulators which are available, respectively, on each company’s profile on SEDAR+ at www.sedarplus.ca. IsoEnergy and Purepoint do not undertake to update any forward-looking information, except in accordance with applicable securities laws.